[Bio-Path Holdings Letterhead]

January 9, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attn: Ms. Mara L. Ransom

Re:	Bio-Path Holdings, Inc. Registration Statement on Form S-3 File No. 333-192102

Dear Ms. Ransom:

Bio-Path Holdings, Inc. (the “Company”) hereby requests to withdraw the request for acceleration of the above-referenced Registration Statement that was delivered to you on January 8, 2014.

The Company intends to submit an acceleration request immediately hereafter that specifies a specific date and time for acceleration.

Please contact William R. Rohrlich, II at (281) 681-5912 if you have any questions regarding this letter.

BIO-PATH HOLDINGS, INC.

By:	/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer